July 26, 2006

EDGAR

John Hancock Current Interest
601 Congress Street
Boston, MA 02210


Re:      John Hancock Current Interest on behalf of:
             John Hancock Money Market Fund
             John Hancock U.S. Government Cash Reserve (together, the "Funds")

              File Nos. 2-50931; 811-02485       (0000026262)

Ladies and Gentlemen:

In connection with the filing of Post Effective Amendment No.68 under the Securities Act of 1933, as amended, and Amendment No.46 under the Investment Company Act of 1940, as amended, for John Hancock Current Interest (the "Trust"), it is the opinion of the undersigned that the Trust's shares when sold will be legally issued, fully paid and nonassessable.

In connection with this opinion it should be noted that the Trust is an entity of the type generally known as a "Massachusetts business trust." The Trust has been duly organized and validly exists under the laws of the Commonwealth of Massachusetts. Under Massachusetts law, shareholders of a Massachusetts business trust may be held personally liable for the obligations of the Trust. However, the Trust's Declaration of Trust disclaims shareholder liability for obligations of the Trust and indemnifies the shareholders of a Fund, with this indemnification to be paid solely out of the assets of that Fund. Therefore, the shareholder's risk is limited to circumstances in which the assets of a Fund are insufficient to meet the obligations asserted against that Fund's assets.


                                            Sincerely,

                                            /s/Alfred P. Ouellette
                                            ----------------------
                                            Alfred P. Ouellette
                                            AVP, Senior Counsel and
                                            Assistant Secretary